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12012332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

SEC FILE NUMBER
8- 40365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owens Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2221 Olympic Blvd.
(No. and Street)

Walnut Creek (City) CA (State) 94595 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

One California St., 4th Fl., San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Bryan H. Draper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Owens Securities Corp, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

See Attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Contra Costa } SS.

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2012, by Bryan H. Draper, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KIM LARSON
COMM. # 1935826
NOTARY PUBLIC-CALIFORNIA
CONTRA COSTA COUNTY
MY COMM. EXP. MAY 15, 2015

NOTARY'S SIGNATURE

PLACE NOTARY SEAL IN ABOVE SPACE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER ______ TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: ______

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Financial statements and report of independent certified public accountants

Owens Securities Corporation

December 31, 2011 and 2010

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Owens Securities Corporation
Walnut Creek, California

We have audited the accompanying balance sheet of Owens Securities Corporation ("the Company") as of December 31, 2011, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Owens Securities Corporation as of December 31, 2010 were audited by Perry-Smith LLP, who combined with Crowe Horwath LLP as of November 1, 2011, and whose report dated February 10, 2011 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Owens Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2011 financial statements taken as a whole. The supplementary information contained on Page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2011 financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the 2011 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2011 financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

San Francisco, California
February 24, 2012

Owens Securities Corporation

BALANCE SHEETS

December 31, 2011 and 2010

ASSETS

	2011		2010	
CURRENT ASSETS				
Cash	$	13,294	$	12,956
Capitalized regulatory fees		4,275		4,104
Total current assets		17,569		17,060
	$	17,569	$	17,060

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011		2010	
CURRENT LIABILITIES				
Accounts payable	$	4,716	$	800
STOCKHOLDER'S EQUITY				
Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 15,000 shares		15,000		15,000
Additional paid-in capital		199,126		179,126
Accumulated deficit		(201,273)		(177,866)
Total Shareholder's Equity		12,853		16,260
	$	17,569	$	17,060

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENTS OF OPERATIONS

for the Years ended December 31, 2011 and 2010

	2011	2010
Revenues		
Interest and other income	$ -	$ 1
Total Revenues	0	1
General and administrative expenses		
Regulatory fees and expenses	4,104	4,781
Other expenses	18,503	28,606
Total General and administrative expenses	22,607	33,387
Loss before provision for income taxes	(22,607)	(33,386)
Provision for income taxes	(800)	(800)
Net Loss	$ (23,407)	$ (34,186)

The accompanying notes are an integral part of these financial statements.

Owens Securities Corporation

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years ended December 31, 2011 and 2010

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances at January 1, 2010	15,000	$ 15,000	$ 144,700	$ (143,680)	$ 16,020
Net loss	-	-	-	(34,186)	(34,186)
Capital contributed from parent	-	-	34,426	-	34,426
Balances at December 31, 2010	15,000	15,000	179,126	(177,866)	16,260
Net loss	-	-	-	(23,407)	(23,407)
Capital contributed from parent	-	-	20,000	-	20,000
Balances at December 31, 2011	15,000	$ 15,000	$ 199,126	$ (201,273)	$ 12,853

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. In accordance with ASC 740-10, the Company has elected to record interest accrued and penalties, if any, related to unrecognized tax benefits in other operating expenses.

The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2011 and 2010 is zero. The amount of tax benefits that would impact the effective rate, if recognized, is expected to be zero. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months. As of December 31, 2011 the Company's tax years for 2007, 2008, 2009 and 2010 are subject to examination by the tax authorities.

Subsequent Events

Management reviewed all events occurring from December 31, 2011 through February 24, 2012, the date financial statements were issued, and no subsequent events occurred requiring accrual or disclosure in the Company's financial statements.

3. COST SHARING AGREEMENT

As of January 1, 2008, the Company entered into a Cost Sharing Agreement with its parent, Owens Financial Group, Inc. ("Owens") whereby the Company will reimburse Owens $10,000 per year in addition to any income tax liability incurred by Owens on behalf of the Company. As of December 1, 2010 this Cost Sharing Agreement was amended and entitled the Expense Sharing Agreement in order to evidence compliance with the financial responsibility rules relating to cost-sharing, including the net capital rule, and the reporting and record keeping requirements under SEC Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, and rules promulgated thereunder, as further set forth in the National Association of Securities Dealers Notice to Members 03-63 dated October 2003. For the year ended December 31, 2010, this amount is calculated as $260. For the year ended December 31, 2011, this amount is calculated as $3,116. As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated independently.

For the years ended December 31, 2011 and 2010 the Parent made capital contributions of $10,000 and $34,426, respectively, to the Company. The Parent has committed to continue capital contributions to facilitate the Company's continued operations, and to meet its regulatory requirements.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) the maintenance of minimum net capital, as defined, of $5,000; and (2) a maximum ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $8,578 which was $3,578 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 54.98%. At December 31, 2010, the Company had net capital of $12,156, which was $7,156 in excess of its required net capital, and a ratio of aggregate indebtedness to net capital of 6.58%.

Owens Securities Corporation

STATEMENTS OF CASH FLOWS

For the Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (23,407)	$ (34,186)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in capitalized asset	(171)	(73)
Change in accounts payable	3,916	-
Net cash flows used in operating activities	(19,662)	(34,259)
Cash flows provided by financing activities:		
Additional paid-in capital contributed	20,000	34,426
Net cash flows provided by financing activities	20,000	34,426
INCREASE (DECREASE) IN CASH	338	167
Cash at beginning of year	12,956	12,789
Cash at end of year	$ 13,294	$ 12,956

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Owens Securities Corporation (the "Company") was incorporated in September 1988 in the State of California. The Company is a registered broker-dealer and is a wholly-owned subsidiary of Owens Financial Group Inc. (the "Parent"). Its operations consist of effecting transactions of limited partnership interests in Owens Mortgage Investment Fund. During the years ended December 31, 2011 and 2010, no commission revenue was earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Management Estimates

The Company uses the accrual method of accounting for financial reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash includes deposits held at financial institutions.

Income Taxes

The Company has elected S corporation status for federal and state tax purposes. As an S Corporation, substantially all income tax liability will flow through to the Company's shareholders with the exception of a 1.5% franchise tax for state tax reporting purposes applicable to taxable income earned in California (the Company's principal state of operation).

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. As of December 31, 2011 and 2010, the gross deferred tax assets and gross deferred tax liabilities were not considered material and the net deferred tax asset was zero. The provision for income taxes for the years ended December 31, 2011 and 2010 consists of minimum state franchise tax of $800.

Owens Securities Corporation

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 15c3-3

December 31, 2011 and 2010

		2011
Net capital:		
Total stockholder's equity	$	12,853
less: Other deductions		(4,275)
Net capital	$	8,578
Aggregate Indebtedness:		
Accounts payable		4,716
Total aggregate indebtedness	$	4,716
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	3,578
Ratio of aggregate indebtedness to capital		54.98%

Reconciliation of net capital:

There are no material differences between amounts presented above and the Company's unaudited filing of Part IIA of the FOCUS report as of December 31, 2011, filed on January 12, 2012.

Statement Pursuant to Rule 15c3-3:

The Company has claimed an exemption from certain requirements of Rule 15c3-3 pursuant to Section (k)(1), Limited Business.